GAMMON GOLD INC.
CODE OF BUSINESS CONDUCT & ETHICS

INTRODUCTION

The Code of Business Conduct and Ethics (the "Code") has been adopted by the Board of Directors of Gammon Gold Inc. This Code embodies the commitment of Gammon Gold Inc. and its subsidiaries (collectively referred to as "Gammon") to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. The actions of all Gammon employees, consultants, officers and directors shall reflect honesty, integrity and impartiality that is beyond doubt and that all business should be done in a manner that:

  complies with laws, rules and regulations;
  avoids conflicts of interest;
  protects confidential information, in accordance with Gammon's confidentiality policy;
  adheres to good disclosure practices, in accordance with applicable legal and regulatory requirements.

Gammon encourages all employees, consultants, officers and directors to submit good faith complaints or concerns regarding accounting or auditing matters to the corporation without fear or reprisal.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination. If a situation exists or arises where an individual is in doubt, the individual should seek the advice from the CFO as established by Gammon.

1.     Compliance with Laws, Rules and Regulations

Gammon is committed to compliance with all applicable laws, rules, and regulations in each jurisdiction in which it does business. All employees, consultants, officers and directors must respect and obey the laws, rules and regulations of the cities, states and countries in which we operate. Employees, consultants, officers and directors should educate themselves on the laws, rules and regulations that govern their work, and seek advice from supervisors, managers or other appropriate individuals at the Company.

Employees, consultants, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about Gammon (or about any other company) should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others, including family members, who might make an investment decision on the basis of this information, is not only unethical but also illegal. Gammon has adopted an Insider Trading Policy in order to prevent improper trading of securities of Gammon and the improper communication of undisclosed material information regarding Gammon. All employees, consultants, officers and directors are expected to thoroughly understand and comply with such policy.

Revised – November 2007	1
Approved by Board – November 12, 2007

2.     Conflicts of Interest

All employees, consultants, officers and directors have an obligation to act in the best interests of Gammon. A conflict of interest is a conflict between a person's private interests and public obligations as an employee, consultant, officer or director of Gammon.

If a conflict of interest exists, and there is no failure of good faith on the part of the employee, consultant, officer or director, Gammon's policy generally will be to allow a reasonable amount of time for the employee, consultant, officer or director to correct the situation in order to prevent undue hardship or loss. However, all decisions in this regard will be in the discretion of the President and Chief Executive Officer, whose primary concern in exercising such discretion will be in the best interests of Gammon.

Examples include:

(i)

Employment/Outside Employment. In consideration of your employment with Gammon, you are expected to devote your full attention to the business interests of the Company. You are prohibited from engaging in any activity that interferes with your performance or responsibilities to the Company or is otherwise in conflict with or prejudicial to the Company. Our policies prohibit any employee, consultant, officer or director from accepting simultaneous employment with a Company supplier, customer, developer or competitor, or from taking part in any activity that enhances or supports a competitor's position. Additionally, you must disclose to the Company any interest that you have that may conflict with the business of the Company. If you have any questions on this requirement, you should contact the Chief Financial Officer.

(ii)

Outside Directorships. It is a conflict of interest to serve as a director of any company that competes with Gammon. Although you may serve as a director of a Company supplier, customer, developer or other business partner, our policy requires that such position not conflict or otherwise interfere with your duties to the Company and that you first obtain written approval from the Company's President & Chairman and/or CEO, before accepting a directorship. Any compensation you receive should be commensurate with your responsibilities in your capacity as a director. Such approval may be conditioned upon the completion of specified actions.

(iii)

Business Interests. If you are considering investing in a Company customer, supplier, developer or competitor, you must first take great care to ensure that these investments do not compromise your responsibilities to Gammon. Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment; your ability to influence the Company's decisions; your access to confidential information of the Company or of the other company; and the nature of the relationship between the Company and the other company. You should generally try to avoid even the appearance of impropriety or conflict.

(iv)

Related Party Transactions. As an absolute rule, you should avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role. Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships, and in laws. Significant others include persons living in a spousal or familial fashion with an employee, consultant, officer or director.

Revised – November 2007	2
Approved by Board – November 12, 2007

If such a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to the Company's Chief Financial Officer. If determined to be material to the Company by the Chief Financial Officer, the Company's Audit Committee must review and approve in writing in advance such related party transactions. The most significant related party transactions, particularly those involving the Company's directors or executive officers, must be reviewed and approved in writing in advance by the Company's Board of Directors. The Company must report all such material related party transactions under applicable accounting rules, Federal securities laws, SEC rules and regulations, and securities market rules. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business.

The Company discourages the employment of relatives and significant others in positions or assignments within the same department and prohibits the employment of such individuals in positions that have a financial dependence or influence (i.e., an auditing or control relationship, or a supervisor/subordinate relationship). The purpose of this policy is to prevent the organizational impairment and conflicts that are a likely outcome of the employment of relatives or significant others, especially in a supervisor/subordinate relationship. If a question arises about whether a relationship is covered by this policy, the Chief Financial Officer will determine whether an applicant's or transferee's acknowledged relationship is covered by this policy. Willful withholding of information regarding a prohibited relationship/reporting arrangement may be subject to corrective action, up to and including termination. If a prohibited relationship exists or develops between two employees, the employee in the senior position must bring this to the attention of his/her supervisor. The Company retains the prerogative to separate the individuals at the earliest possible time, either by reassignment or by termination, if necessary.

(v)

Other Situations. Since other conflicts of interest may arise, it would be impractical to attempt to list all possible situations. If a proposed transaction or situation raises any questions or doubts in your mind you should consult the Chief Financial Officer. If you are aware of a conflict or potential conflict of interest, as employee, consultant, officer or director you should bring the matter to the attention of a supervisor or manager or call the Whistle Blower Hotline. If you are aware of a conflict or potential conflict as an officer or director, you should promptly bring the matter to the Board of Directors, the Chairman of the Board or the Chair of the Nominating and Corporate Governance Committee.

3.     Confidentiality

To avoid a breach of confidentiality, all employees, consultants, officers and directors should maintain all confidential information in strict confidence, except when disclosure is authorized by Gammon or legally mandated. Confidential information includes, among other things, any non-public information concerning Gammon, including its business, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. The obligation to keep information confidential also extends beyond your employment or directorship with Gammon.

4.     Corporate Opportunities

Employees, consultants, officers and directors are prohibited from taking for themselves, personally or for the benefit of others, opportunities that are discovered through the use of corporate property, information or position, except to the extent that a waiver has been granted under Section 10 of this Code. No employee, consultant, officer or director may use corporate property, information, or position for improper personal gain or for the improper personal gain of others, and no employee, consultant, officer or director may compete with the Company directly or indirectly. Employees, consultants, officers and directors owe a duty to the Company to advance the Company's interests when the opportunity to do so arises.

Revised – November 2007	3
Approved by Board – November 12, 2007

5.     Protection and Proper Use of Company Assets

All employees, consultants, officers and directors should protect Gammon's assets and ensure their efficient use. Gammon's assets should be protected from loss, damage, theft, misuse, and waste. Company assets include your time at work and work product, as well as Gammon's equipment and vehicles, computers and software, trading and bank accounts, company information and Gammon's reputation, trademarks and name. Gammon's telephone, email, voicemail and other electronic systems are primarily for business purposes. Personal communications should be kept to a minimum. Unauthorized use or distribution of this information would violate Company policy. It is also illegal and could result in civil or even criminal penalties.

6.     Competition and Fair Dealing

Each employee, consultant, officer and director should endeavor to deal fairly with Gammon's counterparties, suppliers, competitors and employees. Gammon seeks to outperform its competition in a fair and honest manner. No employee, consultant, officer or director should take unfair advantage of anyone through unlawful manipulation or concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice. Each employee, consultant, officer or director is required to maintain impartial relationships with Company suppliers and customers.

7.     Gifts, Favours, Entertainment and Payments Received by Employees

Employees are expected to take action and make decisions based on an impartial and objective assessment of each situation, free from the influence of gifts and similar favours that might compromise judgment. Gammon Gold Inc. avoids both the fact and the appearance of improperly influencing relationships with the organizations or individuals with whom it deals.

Employees shall not seek or accept gifts, payments, fees or services, valuable privileges, vacations, trips without a business purpose, loans (other than conventional loans from lending institutions), or other favours, from any person or business organization that does business with or is a competitor of Gammon,, except as provided below.

No employee can accept anything of value in exchange for referral of third parties to any such person or business organization.

The following guidelines should be followed:

a.

Employees may accept gifts and entertainment usually associated with accepted business practices for themselves and members of their families if:

1.

they are infrequent

2.

they legitimately serve a definite business purpose

3.

they are appropriate to the business responsibilities of the individuals involved

4.

they are within the limits of reciprocation as a normal business expense

ii.

Employees should neither give nor receive gifts with more than a nominal value. Employees must inform their immediate superior of gifts and entertainment received within a reasonable period not exceeding one (1) month from receipt.

Revised – November 2007	4
Approved by Board – November 12, 2007

iii.

A strict standard is expected with respect to gifts, services or considerations of any dind from suppliers. Entertainment at the expense of suppliers, which exceeds the limits set out in the guidelines presented above, should not be accepted in any circumstances.

iv.

It is never permissible to accept a gift in cash or cash equivalents (i.e. stocks or other form of marketable securities) of any amount.

v.

The propriety of employees keeping valuable gifts with a value substantially in excess of Canadian accepted business practices, versus turning them over to Gammon should be discussed with the CFO.

8.     Gifts, Favours, Entertainment and Payments Given By Gammon

Gifts, favours, and entertainment may be given to others at Gammon's expense only if they meet all of the following criteria:

  They are consistent with accepted business practices
  They are of sufficiently limited value, and in a form that could not be construed as a bribe or payoff
  They are not in violation of applicable laws and generally accepted ethical standards

Public disclosure of the facts will not embarrass Gammon.

9.     Employee Harassment and Discrimination

Gammon is committed to fair employment practices in which all individuals are treated with dignity and respect. The Company will not tolerate any type of illegal discrimination or harassment. Gammon expects that all relationships among persons in the workplace will be professional and free of bias and harassment. The Company employees, consultants, officers and directors are entitled to work in an environment free from sexual harassment and hostile or offensive behavior. The Company recognizes sexual harassment as unlawful discrimination, just as conduct that belittles or demeans any individual on the basis of race, religion, national origin, sexual preference, age, disability, or other similar characteristics or circumstances.

10.     Environmental, Safety, and Occupational Health Practices

Gammon believes that sound environmental, safety and occupational health management practices are in the best interests of the Company, its employees, consultants, officer, directors and its shareholders and the communities in which it operates. Gammon is committed to conducting its business in accordance with recognized industry standards and to meeting or exceeding all applicable environmental and occupational health and safety laws and regulations. Achieving this goal is the responsibility of all employees, consultants, officers and directors.

11.     Whistle Blower Policy

Gammon Gold Inc. (the "Corporation") is committed to maintaining the highest standards of business conduct and ethics, as well as full compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against shareholders (collectively "Accounting Concerns").

Pursuant to its charter, the Audit Committee (the "Committee") of the Board of Directors of Gammon is responsible for ensuring that a confidential and anonymous process exists whereby persons can report any Accounting Concerns relating to Gammon and its subsidiaries. In order to carry out its responsibilities under its charter, the Committee has adopted this Whistleblower Policy (the "Policy").

Revised – November 2007	5
Approved by Board – November 12, 2007

For the purposes of this Policy, "Corporate Concerns" is intended to be broad and comprehensive and to include any matter, which in the view of the complainant, is illegal, unethical, contrary to the policies of Gammon or in some other manner not right or proper.

Examples would include, but are not limited to:

  violation of any applicable law, rule or regulation that relates to corporate reporting and disclosure violation of any corporate policies, including health, safety, environmental, operational or ethical fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of Gammon or any of its subsidiaries fraud or deliberate error in the recording and maintaining of financial records of Gammon or any of its subsidiaries deficiencies in or noncompliance with Gammon or any of its subsidiaries' internal policies and controls misrepresentation or a false statement by or to a director, officer consultant or employee of Gammon or any of its subsidiaries respecting a matter contained in the financial records, reports or audit reports deviation from full and fair reporting of Gammon's consolidated financial condition.

Reporting Procedure

Any person with an accounting concern or other any other concern relating to Gammon Gold Inc., or any subsidiary of Gammon, may submit their concern to the Chairman of the Audit Committee (the "Chairman") of Gammon by telephone via:

Whistle Blower Hotline

All submissions to the hotline shall be treated on a confidential and anonymous basis and a copy of the submission will be forwarded to the Chairman and the submission will be dealt with in accordance with the policy.

Whistle Blower Hotline –

1-866-725-0641 (North America Toll Free)
001-800-514-0047 (Mexico Toll Free)

Confidentiality

All submissions to the Chairman of the Audit Committee shall be treated on a confidential and anonymous basis.

Revised – November 2007	6
Approved by Board – November 12, 2007

12.     Waivers of the Code

From time to time, Gammon may waive certain provisions of this code. Waivers generally may only be granted by the President and/or Chief Executive Officer. However any waiver of the provisions of this Code for officers, directors, including the President, Chief Executive Officer and Chief Financial Officer may be made only by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable rules and regulations.

13.     Acknowledgement of Receipt

I,__________________________ , have read and understand and acknowledge the principles and standards of conduct contained in the Code of Business Conduct and Ethics. I adhere to and comply with such principles and standards, and will continue to do so.

Please sign here: ____________________________

Date:_________________

Please print your name: _______________________

Revised – November 2007	7
Approved by Board – November 12, 2007